Exhibit 10.2

SEPARATION AGREEMENT AND RELEASE

THIS SEPARATION AGREEMENT AND RELEASE (this “Agreement”) is made and entered into by and between Stein Mart, Inc., a Florida corporation, including its officers, directors, owners, employees, agents, representatives, subsidiaries, affiliates, successors and assigns (hereinafter, jointly and severally, “Stein Mart”) and Michael D. Fisher (“Fisher”), a Florida resident. The effective date of this Agreement shall be August 27, 2007 (the “Effective Date”).

RECITALS

A. Stein Mart employed Fisher pursuant to that certain Stein Mart, Inc. Employment Agreement dated July 8, 2005 and as amended in December, 2005 (the “EA”). A copy of the EA is attached as Exhibit “A” to this Agreement.

B. Fisher’s last date of employment with Stein Mart and membership on the Board of Directors was August 27, 2007.

C. In association with Fisher’s separation from employment, Stein Mart and Fisher desire to resolve all differences between them, if any, arising from the date Fisher was employed by Stein Mart through the Effective Date.

D. This Agreement sets forth the terms and obligations of the parties to each other from the Effective Date forward.

Terms of Agreement

In consideration of the promises contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, Stein Mart and Fisher now agree as follows:

1. Recitals. The Recitals are true and accurate and incorporated into this Agreement.

2. Termination without Cause. Fisher voluntarily resigned his employment as well as his positions as an officer and director of Stein Mart on August 27, 2007. Stein Mart and Fisher have mutually agreed that Fisher shall be deemed terminated “without cause” pursuant to Section 5(b) of the EA.

3. Superseding and Satisfaction of EA. Except as specifically noted herein, this Agreement supersedes the EA. The obligations of Stein Mart to Fisher and Fisher to Stein Mart under the EA are deemed satisfied. Except for the provisions of the EA that are specifically incorporated into this Agreement, the EA is null and void as of the Effective Date. The provisions of Section 6 of the EA (relating to Company Property, Trade Secrets, Confidential Information, Non-Competition, Non-Solicitation, Reasonable and Continuing Obligations and Work Product) and Section 7 (Miscellaneous Provisions) shall survive and are specifically incorporated into this Agreement.

4. Salary Continuation. Stein Mart will pay Fisher the annual sum of $826,000.00, pro rata (the “Salary Continuation”) from August 27, 2007 through August 27, 2009 (the “Post Termination Period”). Stein Mart will continue to pay Fisher in semi-monthly installments via direct deposit as currently on file. Except for required deductions and withholdings, Fisher is responsible for the payment of all taxes associated with the monies he receives as a result of this Salary Continuation. As provided in Section 2(b) of the December, 2005 Amendment to Employment Agreement, the Salary Continuation shall be paid in thirty-six (36) equal semi-monthly installments beginning on or about the payroll date immediately closest to February 27, 2008, and continuing for eighteen consecutive months thereafter. The beginning of the payments are being delayed six months from the Effective Date so as to comply with Treasury Regulation § 1.409A-3(i)(2).

5. Benefits Continuation. Stein Mart will:

a. Continue Fisher’s medical, dental, life, accident and disability insurance during the Post-Termination Period, all calculated as though Fisher had been terminated “without cause” pursuant to Section 5(b) of the EA with respect to the continued medical and dental insurance benefits pursuant to this Section 5(a), the first eighteen months of such coverage shall count as COBRA continuation coverage. Following the end of he COBRA continuation period, if such coverage is provided under a health plan that is subject to Code Section 105(h), benefits payable under such health plan shall comply with the requirements of Treasury Regulation § 1.409A-3(i)(1)(iv)(A) and (B) and, if necessary, Stein Mart shall amend such health plan to comply therewith. During the first six months of the Post-Termination Period Fisher shall pay Stein Mart the full amount of the premium cost for all such coverage (except for coverage up to $50,000 under a group term life insurance policy). After the end of such six month period, Stein Mart shall make a cash payment to Fisher equal to the aggregate premiums paid by Fisher hereunder and thereafter such coverage shall be provided at the expense of Stein Mart for the remainder of the Post-Termination Period.

6. Additional Consideration. Stein Mart will:

a. Continue the current monthly automobile allowance being provided through August 27, 2009; provided, however, that during the six months following August 27, 2007 Fisher shall not receive such payment, but such payment shall be paid to Fisher in a lump sum amount equal to six months of such automobile allowance payment.

b. Provide Fisher with a $25,000.00 lump sum payment on February 27, 2008 in lieu of an allowance for use with professionals to provide post-separation financial advice.

c. Make Rebecca Steele or her successor available at Fisher’s reasonable request to advise Fisher as to benefits to which he is entitled pursuant to the various employee benefit plans in effect at Stein Mart and pursuant to the Agreement.

7. Withholding. Stein Mart shall be entitled to withhold from amounts to be paid to Fisher hereunder any federal, state or local withholding or other taxes or charges which it is from time to time required to withhold; provided, that the amount so withheld shall not exceed the minimum amount required to be withheld by law. In addition, if prior to the date of payment of the Salary Continuation hereunder, the Federal Insurance Contributions Act (FICA) tax imposed under Internal Revenue Code (“Code”) Sections 3101, 3121(a) and 3121(v)(2), where applicable, becomes due, Stein Mart may provide for an immediate payment of the amount needed to pay Fisher’s portion of such tax (plus taxes thereon) and the Salary Continuation shall be reduced accordingly.

8. Additional Section 409A Provisions.

a. If any payment or the provision of any benefit required under the terms of this Agreement would jeopardize the ability of Stein Mart to continue as a going concern, Stein Mart shall not be required to make such payment or provide such benefit; rather, the payment or benefit shall be delayed until the first date that making the payment or benefit does not jeopardize the ability of Stein Mart to continue as a going concern.

b. If any payment or benefit due pursuant to this Agreement would violate the terms of Section 16(b) of the Securities Exchange Act of 1934 or other Federal securities laws, or any other applicable law, then the payment or the provision of the benefit shall be delayed under the earliest date on which making such payment or providing such benefit would not violate such law.

c. Stein Mart and Fisher intend the terms of this Agreement to be in compliance with Code Section 409A. Stein Mart does not guarantee the tax treatment or tax consequences associated with any payment or benefit, including but not limited to consequences related to Code Section 409A. To the maximum extent permissible, any ambiguous terms of this Agreement shall be interpreted in a manner which avoids a violation of Code Section 409A.

9. Fiscal Year 2007 Bonus Payment. Fisher shall not be eligible to receive any Earned Bonus for Fiscal Year 2007. Fisher waives any claim for such bonus payment.

10. Compensation for Vacation or Leave Time. The compensation provided hereunder includes pay for accrued, but unused vacation time. As a result, Fisher shall receive no separate compensation for vacation and/or leave time, and Fisher waives any claim for compensation therefore.

11. No Claim for Wages or Compensation. Fisher acknowledges that through the Effective Date he has received all wages, salary or other compensation which he is due or to which he believes he may be entitled. Fisher waives any claim for wages, salary or other compensation earned or accrued through the Effective Date.

12. Pension, Retirement or Deferred Compensation Benefits. Fisher is not a participant in or beneficiary of any defined benefit pension or retirement plan. Fisher participated in Stein Mart’s 401(k) plan. Fisher shall be entitled to exercise rights under Stein Mart’s 401(k) plan available to him as a separating employee. Pursuant to § 5(i)(1) of the EA Fisher is eligible to contribute to Stein Mart’s 401(k) plan as if Fisher had remained employed through July 8, 2008, and Stein Mart will make matching contributions as if Fisher had been employed though July 8, 2008, to the extent permitted by such plan. Fisher does not waive any compensation or benefits available to him under the Executive Deferred Compensation Plan which shall be payable to him according to its terms. Pursuant to § 5(i)(1) of the EA Fisher may contribute to the Executive Deferred Compensation Plan as if Fisher had remained employed through July 8, 2008. Stein Mart will make matching contributions as if Fisher had been employed through July 8, 2008.

13. No Claim for Disability or Workers’ Compensation Benefits. Fisher represents that he is not currently experiencing any condition, injury or illness for which he has, or in his reasonable opinion could or should seek short or long-term disability benefits. Fisher acknowledges that as of the Effective Date he has not filed any claim for short or long-term disability benefits. Fisher represents that he has not suffered or experienced any illness or injury in connection with his employment with Stein Mart for which he has or could, in his reasonable opinion, seek workers’ compensation benefits. Fisher acknowledges that as of the Effective Date he has not filed any claim for workers’ compensation benefits. This Agreement does not require Fisher to waive any claim for workers’ compensation benefits.

14. No Claim for Prior Exercise of Stock Options. Fisher has been granted stock options under the 2001 Stein Mart, Inc. Omnibus Plan. Fisher has previously exercised certain stock options. Fisher acknowledges and agrees he voluntarily exercised all options exercised to date. Fisher further acknowledges and agrees that he received fair and adequate disclosure about Stein Mart, including financial information, prior to deciding to exercise his options and received fair and adequate compensation from such exercise. Fisher waives and will not make any claim for damages relating to his prior exercise of these options at any time prior to the execution of this Agreement.

15. Exercise of Remaining Options. Fisher has 415,000 current options that have not been exercised. Pursuant to the 2001 Stein Mart, Inc. Omnibus Plan Fisher may exercise his remaining options on or before November 27, 2007. Such exercise, if any, shall comply with the terms of the 2001 Stein Mart, Inc. Omnibus Plan. All other options and performance shares which would otherwise vest after July 8, 2008 are forfeited as being non-vested.

16. Representations and Warranties. As a material part of this Separation Agreement, and subject to penalties for breach as specified in paragraph 17 herein, Fisher represents and warrants:

a. Fisher has not received notice of a pending charge, complaint or case filed against him by any administrative, regulatory, investigative or governmental agency or body relating to his conduct as an employee or officer of Stein Mart.

b. Fisher has not filed any charge or complaint against Stein Mart with any administrative, regulatory, investigative or governmental agency or body.

c. Fisher is not aware of any activity, practice or policy of Stein Mart that he reasonably believes involve mail fraud, wire fraud or securities fraud, or violate any rule or regulation of the Securities and Exchange Commission or any provisions of Federal law relating to fraud against shareholders.

d. Except for those matters that reasonably arose within the exercise of his duties, Fisher has not made any binding obligation to any person on behalf of Stein Mart that has not been disclosed in writing to the Chief Financial Officer, Executive Vice-President of Operations or General Counsel of Stein Mart.

e. Fisher has not knowingly engaged in any activity that would reasonably be construed as acting outside the scope of his employment with Stein Mart.

f. All information disclosed by Fisher or known by him to have been disclosed by others to attorneys for Stein Mart in connection with any pending litigation or investigation is, to the best of his knowledge, correct, truthful and has been provided to Stein Mart.

g. Fisher does not know and is not aware of any violation of a generally accepted accounting principle committed by Stein Mart.

h. Fisher has disclosed to the Chief Financial Officer, Executive Vice President of Operations or General Counsel all issues that Fisher reasonably anticipates could have a material impact on Stein Mart’s stock price. For purposes of this paragraph Fisher will be held to a standard of care consistent with his position of Chief Executive Officer of a publicly traded company, as compared to other professionals holding or having similar professional backgrounds as Fisher.

i. The representations and warranties are true and correct as of the date Fisher signs this Agreement.

17. Continuing Duty as to Representations and Warranties. During the Salary Continuation Period Fisher has an affirmative obligation and duty to notify the General Counsel of Stein Mart in writing of any change or event that would alter or cause to be untrue or incomplete the Representation and Warranties specified in paragraph 16. Written notice shall be provided within three days of the event or knowledge giving rise to the notice required to be given.

18. Breach of Representations and Warranties. If Stein Mart claims a breach of any Representation or Warranty such claim must: (i) be made in “good faith;” (ii) be material; (iii) be in writing detailing in specifics the nature of the alleged breach; and (iv) if practicable or if a cure is possible provide a reasonable period to cure. During any period of contest the Salary Continuation and Additional Consideration payment will be escrowed with a mutually acceptable escrow agent. If there is a material breach of any Representation and Warranty contained in this Agreement the Salary Continuation and Additional Compensation shall terminate. Additionally, Fisher will repay to Stein Mart an amount equal to the Salary Continuation and Additional Consideration previously paid to him.

19. Duty to Cooperate. From the Effective Date and until all payments due Fisher under this Agreement are paid Fisher has an affirmative duty to cooperate with Stein Mart and will be available for consultation on all business related matters, including but not limited to matters currently in litigation or subject to administrative or regulatory investigation or involving matters that arose during his employment with Stein Mart, all charges or litigation pending at the Effective Date or subsequently filed but based on events occurring prior to the Effective Date, or other matters (not limited to litigation) that fell within the purview of Fisher acting as Stein Mart’s CEO. Stein Mart shall make requests for Fisher’s cooperation in “good faith.” Fisher will respond promptly to such requests when made. Requests for cooperation will be made to Fisher by the General Counsel, CEO or Executive Vice President of Operations or designees of each. Fisher’s duty to cooperate is a material term of this Agreement. If Stein Mart claims a breach of this Duty to Cooperate, such claim must : (i) be made in “good faith;” (ii) be material; (iii) be in writing detailing in specifics the nature of the alleged breach; and (iv) if practicable or if a cure is possible provide a reasonable period to cure. During any period of contest the Salary Continuation and Additional Consideration payments will be escrowed with a mutually acceptable escrow agent. If Fisher is found to have breached his Duty to Cooperate the Salary Continuation and Additional Consideration shall terminate. Additionally, Fisher will repay to Stein Mart an amount equal to the Salary Continuation and Additional Consideration previously paid to him.

20. Duty to Testify or Participate. From the Effective Date and until all payments due Fisher under this Agreement are paid Fisher has an affirmative duty to cooperate or truthfully testify as the request or obligation may arise. Fisher’s duty to testify or participate is a material term of this Agreement. If Stein Mart claims a breach of this Duty to Testify or Participate, such claim must : (i) be made in “good faith;” (ii) be material; (iii) be in writing detailing in specifics the nature of the alleged breach; and (iv) if practicable or if a cure is possible provide a reasonable period to cure. During any period of contest the Salary Continuation and Additional Consideration payments will be escrowed with a mutually acceptable escrow agent. If Fisher is found to have breached his Duty to Testify or Participate the Salary Continuation and Additional Consideration shall terminate. Additionally, Fisher will repay to Stein Mart an amount equal to the Salary Continuation and Additional Compensation previously paid to him.

21. Reimbursement of Expenses. Fisher acknowledges and agrees that as of the Effective Date he has submitted all expenses incurred prior to August 27, 2007 and is not owed reimbursement for any expense. Thereafter, and continuing until all payments required by this Agreement are paid, Stein Mart will reimburse Fisher for reasonable expenses, if any, provided such expenses are (a) approved in advance by the CEO of Stein Mart or his designee; and (b) are submitted to the Executive Vice President of Operations for reimbursement within five (5) days of the expenditure.

22. Non-Competition Agreement. The provisions of Section 6(d) of the EA, relating to non-competition, are specifically incorporated into this Agreement but shall be revised to read as follows:

Fisher recognizes that his duties will entail the receipt of Trade Secrets and Confidential Information as defined in this Section 6. Those Trade Secrets and Confidential Information have been developed by Stein Mart at substantial cost and constitute valuable and unique property of Stein Mart. Accordingly, Fisher acknowledges that protection of Trade Secrets and Confidential Information is a legitimate business interest. Fisher agrees not to compete with Stein Mart during the Employment Term and for a reasonable and limited period thereafter. Therefore, during the Employment Term and for a period of two years thereafter, Fisher shall not have an investment of $100,000.00 or more in a Competing Business (as defined in Section 2 of the EA) and shall not render personal services to any such Competing Business in any manner, including, without limitation, as owner, partner, director, trustee, officer, employee, consultant or advisor thereof. If Fisher shall breach the covenants contained in this NonCompetition provision, Stein Mart may recover from Fisher all such damages as it may be entitled to at law or in equity. Stein Mart shall be entitled to specific performance of the covenants in Section 6 of the EA, including entry of a temporary restraining order in state or federal court, preliminary and permanent injunctive relief against activities in violation of Section 6 of the EA, or both, or other appropriate judicial remedy, writ or order, in addition to any damages and legal expenses which Stein Mart may be legally entitled to recover. Fisher acknowledges and agrees that the covenants of Section 6 of the EA shall be construed as agreements independent of any other provision of the EA or this Agreement or any other agreement between Stein Mart and Fisher, and that the existence of any claim or cause of action by Fisher against Stein Mart, whether predicated upon the EA or this Agreement or any other agreement, shall not constitute a defense to the enforcement by Stein Mart of such covenants. Fisher acknowledges the reasonableness of the temporal restrictions against him, and the legitimate business interests Stein Mart is protecting. Fisher may engage in gainful employment without any reduction or offset of the Salary Continuation or the Additional Consideration provided such employment does not violate Section 6 of the EA or this Agreement. Stein Mart will not withhold payment to Fisher due him under this Agreement as a result of or during pendency of any action to enforce Section 6 of the EA. Fisher will comply with any injunction or pay money damages for violation of Section 6 of the EA as ordered by a court of competent jurisdiction.

23. Confidentiality of Stein Mart Information. In addition to the provisions of Section 6 of the EA specifically incorporated herein, Fisher agrees that:

a. Fisher shall not, directly or indirectly, use or divulge to any third party any of Stein Mart’s confidential information or materials disclosed or made available to Fisher by reason of his employment with Stein Mart and not generally known to the industry in which Stein Mart is engaged (collectively, “Confidential Information”). The Confidential Information includes, without limitation, trade secrets and other information related to Stein Mart’s practices in accounting, marketing, advertising, promotion, merchandising, selling and distributing, customers and customer lists, financial information, and research.

b. All of the Confidential Information is a valuable asset of Stein Mart and is, will be and shall, at all times, remain the sole and exclusive property of Stein Mart.

c. Fisher shall, at all times, hold the Confidential Information secret and shall not disclose or comment to, or use for the benefit of, any person or entity.

d. As of the Effective Date Fisher shall deliver or cause to be delivered to Stein Mart all of the Confidential Information in his possession or control (included but not limited to that stored on a personal computer), as well as all other property furnished to or acquired by him as a result of, or during the course of, Fisher’s employment with Stein Mart, including but not limited to any computer equipment, telephone, gas or credit card, access cards or keys. All property shall be in the same condition as it was received by Fisher normal wear and tear excepted. Notwithstanding this provision, and pursuant to Section 5(b) Fisher is not required to return the personal automobile currently being utilized by Fisher.

24. Non Disparagement. Stein Mart and Fisher agree that neither will make or publicize any statements that are in any way disparaging or negative toward each other or Stein Mart’s services, products, officers, employees or representatives. The type of disparaging comments contemplated includes, but is not limited to, any remark which may cause or tend to cause an adverse impact on the reputation or character of Stein Mart or Fisher or cause a reasonable person in the community to negatively alter or change his or her opinion of Stein Mart or Fisher. Fisher’s duty not to disparage is a material term of this Agreement and extends by him toward Stein Mart’s officers, directors, employees, shareholders, directors, managers, assigns and shareholders. Stein Mart’s duty not to disparage is a material term of this Agreement. If Stein Mart claims a breach of this Duty of Non-Disparagement, such claim must : (i) be made in “good faith;” (ii) be material; (iii) be in writing detailing in specifics the nature of the alleged breach; and (iv) if practicable or if a cure is possible provide a reasonable period to cure. If Fisher claims a breach of this Duty of Non-Disparagement, such claim must : (i) be made in “good faith;” (ii) be material; (iii) be in writing detailing in specifics the nature of the alleged breach; and (iv) if practicable or if a cure is possible provide a reasonable period to cure. If Fisher or Stein Mart are found to have breached the Duty of Non-Disparagement each will pay to the other the sum of $5,000.00 per occurrence. Fisher or Stein Mart may respond to a lawful subpoena or court order and testify truthfully as to matters asked about in such proceeding without breaching this Non-Disparagement provision. Fisher or Stein Mart will give the other notice of such court order or subpoena prior to the date required to appear.

25. Subordination. Any payment obligations incurred by Stein Mart under this Agreement shall be subordinate to all other borrowings of Stein Mart.

26. Confidentiality. Except as required by law or Stein Mart’s business necessity, the parties agree not to disclose or publicize the terms of this Agreement to anyone other than their respective attorneys, financial advisors, tax advisors, accountants, or in the case of Fisher, his spouse. Fisher’s duty of confidentiality is a material term of this Agreement. If Stein Mart claims a breach of this confidentiality provision, such claim must : (i) be made in “good faith;” (ii) be material; (iii) be in writing detailing in specifics the nature of the alleged breach; and (iv) if practicable or if a cure is possible provide a reasonable period to cure. During any period of contest the Salary Continuation and Additional Consideration will be escrowed with a mutually acceptable escrow agent. If Fisher is found to have breached this Confidentiality provision the Salary Continuation and Additional Consideration shall terminate. Additionally, Fisher will repay to Stein Mart an amount equal to the Salary Continuation and Additional Compensation previously paid to him.

27. Equitable Remedies. Fisher and Stein Mart agree that it is not possible to measure in money the damages which will accrue to Stein Mart if Fisher breaches or threatens breach of any of the covenants, agreements, or obligations set forth in this Agreement. Accordingly, if any action or proceeding is commenced to enforce any of the provisions contained in this Agreement, Fisher and Stein Mart hereby waive the claim or defense thereto that there is an adequate remedy at law or that there has not been irreparable damage by such breach or threatened breach.

28. Notices. All notices, demands, communications required or preferred to be given in connection with this Agreement shall be in writing and shall be sent as follows:

If to Fisher, then to:	If to Stein Mart, then to:
Michael D. Fisher	Mitchell W. Legler, Esq.
7869 James Island Way	300A Wharfside Way
Jacksonville, FL 32256	Jacksonville, Florida 32207

or to such other person at such location as either party subsequently designates in writing to the other.

29. Governing Law. This Agreement shall be interpreted and governed by the laws of the State of Florida, without regard to its conflicts of law principles. Venue for any action shall be in the state or federal courts in and for Duval County, Florida. Without limitation, the provisions of Section 7(h) of the EA (relating in part to the waiver of jury trial) are incorporated herein.

30. Severability. In the event any provision of this Agreement is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired. Further, any provision found to be invalid, illegal or unenforceable shall be deemed, without further action on the part of the parties hereto, to be modified, amended and/or limited to the minimum extent necessary to render such clauses and/or provisions valid and enforceable.

31. Representation by Counsel and Payment of Attorneys Fees. Stein Mart and Fisher were each represented by competent counsel of their respective choice or had the opportunity to be represented in negotiation and execution of this Agreement. Each relied, or had the opportunity to rely, on counsel’s advice in entering into this Agreement. Stein Mart and Fisher are each responsible for their own attorneys fees and costs incurred in the negotiation of Fisher’s separation from employment, and the negotiation and execution of this Agreement.

32. Entire Agreement. Except as specifically provided herein, this Agreement supersedes all prior written and verbal promises and agreements which may exist between Stein Mart and Fisher. This Agreement constitutes the entire agreement between the parties relating to the cessation of Fisher’s employment and this Agreement may be amended, modified or superseded only by a written agreement signed by both parties. No oral statements by Fisher or by any employee of Stein Mart shall modify or otherwise affect the terms and provisions of this Agreement.

33. No Admission of Liability. Stein Mart denies that it is motivated by any improper purpose in executing this Agreement, or that it has taken any improper action against Fisher in violation of any federal, state, local or common law principle. The parties further agree that this Agreement shall not be admissible in any proceeding as evidence of any improper motive or conduct by Fisher or Stein Mart.

34. Binding Effect. This Agreement shall bind and benefit the heirs, personal representatives, administrators, successors, subsidiaries, affiliates and assigns of Stein Mart and Fisher.

35. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

BEFORE SIGNING THIS AGREEMENT, FISHER ACKNOWLEDGES THE FOLLOWING:

I HAVE READ AND FULLY UNDERSTAND THIS AGREEMENT;

I HAVE BEEN ADVISED OF MY RIGHT TO CONSULT MY OWN ATTORNEY BEFORE SIGNING THIS AGREEMENT;

I AM SIGNING THIS AGREEMENT KNOWINGLY AND VOLUNTARILY.

The parties hereto have executed this Agreement as of the date set forth above.

STEIN MART, INC.,
a Florida corporation

/s/ Michael D. Fisher	By:	/s/ Jay Stein
Michael D. Fisher		Jay Stein
	Its:	Chairman of the Board

Social Security Number:

Dated: September 28, 2007	Dated: October 2, 2007

12